Confidential Treatment Requested by SiteOne Landscape Supply, Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH

HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

April 20, 2016

Tonya K. Aldave

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SiteOne Landscape Supply, Inc. Registration Statement on Form S-1 File No. 333-206444

Dear Ms. Aldave:

On behalf of SiteOne Landscape Supply, Inc. (the “Company”), we supplementally submit on behalf of the Company this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial public offering price of the Company’s shares of Common Stock (the “Shares”) is expected to be between $[***] and $[***] per Share, after giving effect to a [***]-for-[***] stock split of the Shares (which will occur prior to the launch of the offering). We expect that [***] Shares will be offered to the public by CD&R Landscapes Holdings, L.P. and Deere & Company (the “Selling Stockholders”).

We expect the underwriters to have an option to purchase up to an additional [***] Shares from the Selling Stockholders. We have attached herewith as Annex A for the Staff’s review certain pages of the Registration Statement revised to reflect the inclusion of the price range and related information and assuming an offering price of $[***] per Share, the midpoint of the price range set forth above.

In this regard, we supplementally advise the Staff that the Company has not granted any options to purchase shares of its Common Stock or other equity awards since the November 2, 2015 grant of options disclosed on page 67 of Annex A.

Tonya K. Aldave	2	April 20, 2016

As discussed on our April 19, 2016 call with Nolan McWilliams, we are also supplementally submitting on behalf of the Company the form of a “Recent Developments” section, as Annex B to this letter, which we intend to include in our next Registration Statement filing.

The Company, the Selling Stockholders and the underwriters are currently preparing to begin the road show for the offering on or about [***], 2016. Accordingly, we appreciate in advance the Staff’s efforts to provide any comments on the Registration Statement and the enclosed materials as soon as practicable. The Company currently expects to file Amendment No. 4 to its Registration Statement on or about [***], 2016, which we except will reflect the estimated price range (which will be within the range specified above and in Annex A), share amounts adjusted for the stock split and the Recent Developments section.

Because of the financially sensitive nature of the content of Annex A and Annex B to this letter, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the U.S. Securities and Exchange Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached annexes to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375, Alexander V. Ulianov at (212) 909-6988 or Katie Hermann at (212) 909-6105.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Aamira Chaudhry J. Nolan McWilliams Melissa Raminpour U.S. Securities and Exchange Commission Doug Black John Guthrie Briley Brisendine SiteOne Landscape Supply, Inc.

Enclosures

Confidential Treatment Requested by SiteOne Landscape Supply, Inc.

Under 17 C.F.R. § 200.83

Annex A

[***]

Confidential Treatment Requested by SiteOne Landscape Supply, Inc.

Under 17 C.F.R. § 200.83

Tonya K. Aldave	4	April 20, 2016

Annex B

[***]

Confidential Treatment Requested by SiteOne Landscape Supply, Inc.

Under 17 C.F.R. § 200.83